

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

July 7, 2010

Mr. Irvin E. Richter
Chairman and Chief Executive Officer
Hill International, Inc.
303 Lippincott Centre
Marlon, New Jersey 08053

Re: Hill International, Inc.
Supplemental Letter dated June 25, 2010 relating to:
Amendment No. 2 to Registration Statement on Form S-3
File No.: 333-162298
Form 10-K, as amended, for the FYE December 31, 2009
Form 10-Q for the Quarter Ended March 31, 2010
Definitive Proxy on Schedule 14A
File No.: 1-33961

Dear Mr. Richter:

We have reviewed your supplemental letter dated June 25, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definite Proxy on Schedule 14A

Item 1. Election of Directors, page 4

1. We note your proposed disclosure regarding Mr. Kramer's business experience between 2006 until 2009. In future filings, please elaborate on the nature of the business interests he pursued and his activities in connection therewith to provide more meaningful disclosure to investors. We note disclosure, which appears to have been included to support the conclusion that he should serve as a director, that he is the founder and executive of his own companies and has experience with respect to strategic planning. However, this disclosure and your proposed

additional disclosure should discuss more specifically his experience,
qualifications, skills and background business experience during this period.

Elements of Compensation, page 14

2. We have considered your response to our prior comment (4) in our letter dated
   June 10, 2010. We note that you also refer us to your response to comment (4) in
   response to our comments (5),(6) (9), (10), and (11) of our letter dated June 10,
   2010. Your sample disclosures still do not provide:
   - an analysis of all material factors underlying the decisions that the
     Compensation Committee made to award specific amounts of each component
     of compensation shown in the Summary Compensation Table.
   - a discussion of what consideration the Committee gave to the bases for the
     recommendations of the CEO and COO; nor
   - what analyses it performed or why it approved the amounts of compensation
     that were paid or awarded.

   For example, in your response to our prior comment No. 4, please revise the
   phrase, "relied considerably on the assessment…of the performance and
   contribution" and specifically discuss the performance measures or targets
   established and achieved as well as specific contributions of each named
   executive officer. While we understand that you may consider the
   recommendations of CEO and COO and may not employ any specific formula,
   you also state that you have established policies that reward performance of
   executives designed to reflect the overall growth and profitability of the company
   and groups under their respective management. You must discuss these policies
   and explain how your compensation decisions reflect the company's growth and
   profitability, and how the amounts of awards were determined.

   As previously requested, please consider the above observations and the
   requirements of Item 402(b) of Regulation S-K and provide the sample disclosures
   we have previously requested in our comments (4), (5). (6), (9), (10), and (11).

Form 10-Q for the Period Ended March 31, 2010

Consolidated Financial Statements

Note 4 – Accounts Receivable, page 7

3. We note your response to comment 13 from our letter dated June 10, 2010.
   Please revise your MD&A in future filings to better highlight the impact of
   significant foreign exchange translations so that investors have a more complete
   picture of all of the factors affecting changes in your balance sheet from period to
   period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective dated of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they related to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Haynes, Staff Accountant at (202)551-3424 or Rufus Decker, Accounting Branch Chief at (202)551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3766 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director